                                                                    Exhibit 3

                           EXHIBIT 3 TO SCHEDULE 14D-9


                      DIRECTORS MEETINGS AND COMPENSATION

  The Board of Directors held four meetings during the year ended December 31, 1997. Each of the Company's incumbent directors participated in more than 75% of the meetings of the board and of each committee of the board on which such person served during such year. Messrs. Frazier and Rohrbach receive a retainer of $12,000 per annum plus $1,000 for each day on which a board and/or committee meeting is attended. All directors are reimbursed for expenses incurred in connection with attendance at meetings.

  Independent directors of the Company may be granted options to purchase up to 100,000 shares in the aggregate of Common Stock of the Company under the Company's 1994 Director Stock Option Plan (the "Directors' Option Plan"). The Directors' Option Plan is administered by the non-independent directors of the Compensation Committee. Options under the Directors' Option Plan are granted at fair market value at the time of grant and become exercisable within six months of the grant. On November 24, 1997, options to purchase 1,000 shares were granted to each of Messrs. Rohrbach and Frazier, with an exercise price of $17.875 per share.

  The Board of Directors has established an Executive Committee, an Audit Committee, a Compensation Committee and an Environmental Committee. The Executive Committee, which consists of Messrs. Brophy, Frieder and Kohlberg, generally exercises the powers of the Board of Directors when the board is not in session, subject to the limitations of Delaware law, and has the ability to approve expenditures of up to $1.0 million. The Audit Committee, which currently consists of Messrs. Rohrbach, Frieder and Frazier, oversees actions taken by the Company's independent auditors and recommends the engagement of auditors. The Compensation Committee, which currently consists of Messrs. Peck, Rohrbach and Frieder, approves the compensation of executives of the Company, makes recommendations to the Board of Directors with respect to standards for setting compensation levels and administers the Company's incentive plans. The Environmental Committee, which currently consists of Messrs. Frazier, Frieder and Rohrbach, oversees actions taken by the Company to ensure compliance with Federal, state and local environmental regulations. During 1997, the Executive Committee held four meetings, the Audit Committee held two meetings and the Compensation Committee held two meetings. The Environmental Committee was created on November 24, 1997 and has not yet held any meetings.

                             CERTAIN RELATIONSHIPS

  Kohlberg & Co. receives an annual management fee of $95,000 from the Company and will continue to receive such fee through the earlier of (i) October 20, 2002 or (ii) the end of the fiscal year in which the aggregate percentage ownership of the Common Stock by affiliates of Kohlberg & Co. falls below 20%. Currently, affiliates of Kohlberg & Co. own approximately 40% of the outstanding Common Stock of the Company.

  Warner C. Frazier, a director since October 1993, is Chairman and Chief Executive Officer of Simplicity Manufacturing, Inc., a majority interest in which is held by an affiliate of Kohlberg & Co. George Brophy is also a director of Simplicity. In addition, Mr. Brophy is a director of Color Spot, a majority interest in which is held by an affiliate of Kohlberg & Co.

  John R. Garrett, a nominee for director, is a shareholder of Brownstein, Hyatt, Farber & Strickland, P.C., one of the Company's outside legal counsel.

  The Company, KABT Acquisition Company, L.P., KABT II Acquisition Company, L.P. (together with KABT Acquisition Company, L.P., "KABT"), George Brophy, Richard Parker, William Adams and Donald Grimm are parties to a Stockholders' Agreement, dated as of October 20, 1992 (the "Stockholders' Agreement") which provides, among other things, that upon the termination of employment of any manager who is a party to this agreement, the Company may elect to repurchase (i) the shares of Common Stock held by such manager at fair market value and the vested options held by such manager at the excess of fair market value on the date of termination over the exercise price of such options, if the termination is without "cause"; or (ii) the shares of Common Stock held by such manager at the lesser of fair market value on the date of termination or original cost, if the termination is with "cause." Options held by the manager that are not vested in the case of (i) and all options in the case of (ii) will be canceled. "Cause" for purposes of the Stockholders' Agreement means a manager's willful and repeated failure to comply with the lawful directives of the Board of Directors or such manager's supervisory personnel or any criminal act or act of dishonesty, disloyalty, misconduct or moral turpitude by a manager that is injurious to the property, operations, business or reputation of the Company or its subsidiaries. The Stockholders' Agreement also provides KABT with rights of first refusal upon any transfer of Common Stock by the managers party the agreement other than transfers to such managers' family group and other than transfers by will or pursuant to applicable laws of descent and distribution. Holders of a majority of the Common Stock held by managers who are party to the agreement also have participation rights in the event of a transfer of Common Stock by KABT. The Stockholders' Agreement provides that if holders of a majority of the Common Stock approve the sale or other transfer of the Company to an independent third party, the managers who are party to the agreement will consent and raise no objections (including exercising any rights or appraisal) to the sale or transfer of the Company and will take all necessary and desirable actions in connection with the consummation of such transaction (including selling their stock if the transfer is structured as a stock transaction), provided that all holders of Common Stock receive the same consideration per share in connection with the transaction. The Stockholders' Agreement also provides demand and piggy-back registration rights to the manager and KABT.

                      COMPENSATION OF EXECUTIVE OFFICERS

  The following summary compensation table reflects individual compensation information for the Company's Chief Executive Officer, the four other most highly compensated executives of the Company and two additional executives for whom disclosure would be required but for the fact that they were not employed by the Company as of December 31, 1997 (collectively, the "named executive officers").



                                                               LONG-TERM
                                   ANNUAL COMPENSATION       COMPENSATION
                              ------------------------------ ------------
                                                   OTHER      SECURITIES      ALL
                                                ANNUAL COM-   UNDERLYING     OTHER
   NAME AND POSITION     YEAR  SALARY   BONUS  PENSATION (1) OPTIONS/SARS COMPENSATION
--------------------------------------------------------------------------------------
George T. Brophy.......  1997 $420,024     --    $121,425       20,000      $   --
 (Chairman, President    1996  379,186 379,186    124,122          --
  and CEO)                                                                      --
                         1995  350,016     --     104,553       65,000          --
William J. Adams.......  1997  180,024     --      15,972       20,000       14,396(2)
 (Executive Vice Presi-  1996  180,024 180,024      1,734          --
 dent)                                                                          --
                         1995  150,016     --         571       50,000       11,370(2)
Donald B. Grimm........  1997  126,816  44,386      4,742        7,500          --
 (Vice President)        1996  127,322  88,771      4,915          --           --
                         1995  118,800  10,284      2,324       20,000          --
Joseph P. O'Neill......  1997  115,008     --       2,408        7,500          --
 (Vice President)        1996  115,008  80,506        391          --           --
                         1995  116,568     --         350       10,000          --
Richard E. Parker......  1997  185,016  50,000     10,197       20,000          --
 (Executive Vice Presi-  1996  185,016 185,016      5,286          --
 dent)                                                                          --
                         1995  165,000  12,621      3,668       50,000          --
Michael A. Lupo(3).....  1997  185,016     --      17,746          --           --
                         1996  185,016 185,016      1,009          --           --
                         1995  165,000     --         821       50,000          --
J. Philippe              1997  165,000     --       5,981          --
 Latreille(3)..........                                                         --
                         1996  165,000 165,000        --           --           --
                         1995  150,020     --         --        50,000          --

--------
(1) Includes personal use of auto, tax gross-ups on amounts included in taxable compensation (other than salary or bonuses) and $100,000 annual payment to Mr. Brophy.
(2) Represents moving expense reimbursement paid to Mr. Adams. (3) No longer an executive officer of the Company.

  The Company has entered into an employment agreement (as amended) with Mr. Brophy providing for his employment as the Company's Chairman of the Board of Directors, President and Chief Executive Officer until the earlier of (i) the termination by the Company's Board of Directors, (ii) Mr. Brophy's death or disability, (iii) January 1, 2000, or (iv) 180 days after notice from Mr. Brophy of his resignation. Mr. Brophy's agreement provides for an annual salary of not less than $250,000 (currently $420,000) plus an annual payment of $100,000 to be made on January 1 of each year through January 1, 2000. During his employment, Mr. Brophy is entitled to participate in the Company's medical and dental insurance plans and all other benefit plans generally available to the Company's executive officers as in effect from time to time. In the event that Mr. Brophy's employment is terminated by the Board of Directors without cause (as defined) or by reason of death or disability, Mr. Brophy is entitled to receive a lump sum payment equal to the greater of $250,000 or the amount payable under the Company's executive severance plan described below payable within 90 days of such termination plus, in each case, $100,000 in cash, payable on each January 1 following such termination through January 1, 2000. The agreement also provides a two-year non-competition agreement following Mr. Brophy's termination of employment for any reason.

  The Company also entered into a consulting agreement with Mr. Brophy. This agreement will become effective upon Mr. Brophy's retirement at age 65 from his position with the Company and will continue for a term of five years thereafter. Under this agreement, Mr. Brophy will provide up to 32 hours per month of consulting services to the Board of Directors and senior management of the Company and will not own, manage, control, participate in, consult with, render services for or in any manner engage in hardboard siding, hardboard paneling, fiber cement siding or vinyl siding. In compensation for his services and his covenant not to compete, Mr. Brophy (or his estate) will be entitled to receive an annual fee of $150,000 until the termination of his agreement notwithstanding his death or disability. In the event of Mr. Brophy's death at or prior to age 65, his spouse will be entitled to medical coverage until she reaches age 65.

BONUS PLAN

  Each of the named executive officers and other key personnel participate in an executive/management bonus plan (the "Bonus Plan") providing for annual bonus awards contingent upon achievement of certain performance targets based on earnings before interest and taxes on both a Company-wide basis and on a separate basis for the Company's various operations. Participants are divided into five tiers of participation designed to reflect each participant's sphere of responsibility within the Company. An individual participant's bonus is determined as a percentage of base salary (not to exceed 100% effective as of 1994) based upon (i) the relevant performance target(s) achieved, (ii) the employee's participation tier and (iii) the weighting given to the relevant performance targets. Bonus amounts are prorated for new participants who are added during the course of a given year. Bonus payments are subject to modification at the discretion of the Company's Board of Directors.

SEVERANCE PLAN
  On April 30, 1996, the Board of Directors adopted an executive severance policy for the benefit of the Company's executive officers (including Messrs. Brophy, Adams, O'Neill, Parker and Von Behren, providing that, in the event of termination of an executive officer's employment with the Company for any reason other than cause or a voluntary termination of employment by the executive officer (other than a voluntary termination within 90 days of a change in control), such person shall receive severance compensation equal to 150% of such person's then-current annual base salary plus 150% of the annual average of such person's three most recent annual bonuses under the Bonus Plan. A "change in control" is deemed to occur when (a) a person or group, other than affiliates of Kohlberg & Co., becomes the beneficial owner, directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then-outstanding securities and (b) during any period of 24 consecutive months, commencing before or after the event described in clause (a) above, individuals who at the beginning of such 24-month period were directors of the Company, or persons whose election to the Board of Directors was approved by such individuals, cease for any reason to constitute at least a majority of the Board of Directors. "Cause" is defined as an executive officer's commission of a felony or other act of dishonesty or moral turpitude resulting in significant injury to the Company or such person's willful and repeated refusal to comply with the good faith directives of the Board of Directors or such person's supervisory personnel.

STOCK OPTION PLANS

  The Company maintains various stock option plans (including the 1994 Employee Stock Option Plan and the Directors' Option Plan) providing for the issuance of options to purchase up to an aggregate of 3,100,000 shares of Common Stock (collectively, the "Stock Option Plans"). As of December 31, 1997, options to purchase 2,307,325 shares of Common Stock were outstanding under the Stock Option Plans at exercise prices ranging from $2.50 to $29.50 per share. The Stock Option Plans are administered by the Compensation Committee of the Board of Directors. The Compensation Committee determines the terms of the options granted under the Stock Option Plans (which in certain cases, may be incentive or nonqualified options), including the exercise price, term (not to exceed ten years), number of shares and exercisability. The exercise price of options issued under the Stock Option Plans must equal or exceed the fair market value of the Common Stock on the date of grant. Payment of the option exercise price may be made in cash or by a note (at the discretion of the

Committee), by a surrender of shares of Common Stock or a combination of the foregoing. One of the Stock Option Plans authorizes grants of alternative cash settlement rights that would entitle participants to receive on exercise of an option a payment in cash equal to the excess of the then-current fair market value of the shares with respect to which the option is exercised over the applicable exercise price. Upon a change in control (as defined in Severance
Plan), all options in the Stock Option Plans will become fully vested.

  The following tables disclose information regarding stock options granted, exercised during, or held at the end of fiscal 1997 for the named executive officers pursuant to the Stock Option Plans. The Company has not granted any stock appreciation rights.

                       OPTION GRANTS IN LAST FISCAL YEAR



                                          INDIVIDUAL GRANTS
                         ----------------------------------------------------
                         NUMBER OF   % OF TOTAL
                         SECURITIES   OPTIONS
                         UNDERLYING  GRANTED TO
                          OPTIONS   EMPLOYEES IN    EXERCISE OR    EXPIRATION
NAME                     GRANTED(#) FISCAL YEAR  BASE PRICE ($/SH)    DATE
----                     ---------- ------------ ----------------- ----------
George T. Brophy........   20,000       6.6%          17.875        11/24/07
William J. Adams........   20,000       6.6%          17.875        11/24/07
Donald B. Grimm.........    7,500       2.5%          17.875        11/24/07
Joseph P. O'Neill.......    7,500       2.5%          17.875        11/24/07
Richard E. Parker.......   20,000       6.6%          17.875        11/24/07
Michael A. Lupo(3)......      --        --               --              --
J. Philippe
 Latreille(3)...........      --        --               --              --


   AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                    VALUES


                                                     NUMBER OF UNEXERCISED VALUE OF UNEXERCISED
                                                       OPTIONS AT FISCAL   IN THE MONEY OPTIONS
                                                           YEAR-END         AT FISCAL YEAR-END
                         SHARES ACQUIRED    VALUE      (#) EXERCISABLE/      ($) EXERCISABLE/
                         ON EXERCISE(#)  REALIZED($)   UNEXERCISABLE(1)      UNEXERCISABLE(2)
                         --------------- ----------- --------------------- --------------------
George T. Brophy........        --             --       625,000/65,000       8,990,000/2,500
William J. Adams........        --             --       102,500/52,500       1,085,000/2,500
Donald B. Grimm.........        --             --        70,000/17,500           930,000/938
Joseph P. O'Neill.......        --             --        43,000/12,500           489,000/938
Richard E. Parker.......        --             --       137,500/57,500       1,552,500/2,500
Michael A. Lupo(3)......     45,000       $135,000       80,000/25,000              90,000/0
J. Philippe
 Latreille(3)...........        --             --       125,000/25,000             131,250/0

--------
(1) Assumes appreciation of exercise prices at the specified annual rates from the date of grant until the end of the option term.
(2) Value equals closing market price as of December 31, 1997 ($18.00 per share) less the exercise price.
(3) No longer an executive officer of the Company.

RETIREMENT BENEFITS

  All salaried employees, including executive officers and certain hourly employees of the Company, participate in a defined benefit pension plan funded on an actuarial basis entirely by the Company. Although benefits for certain hourly groups are based on a flat dollar rate multiplied by years of service, most employees earn an annual pension benefit at age 65 equal to one percent of their highest five-year average compensation plus three-tenths of one percent of the amount of such compensation which exceeds "covered compensation" (as defined in the Internal Revenue Code), all multiplied by years of service not to exceed 35 years. This plan provides for a minimum benefit of one percent of the employee's average compensation multiplied by the employee's total years of service. Alternative minimum benefits may be payable to some employees based on their accruals under prior benefit formulas or predecessor plans.

  Certain employees whose benefits under the plan have been reduced as the result of recent formula changes, or who are otherwise designated by the Compensation Committee, may accrue additional benefits under supplemental nonqualified plans which the Company has established.

  The following table shows the projected annual pension benefits payable under the pension plan at the normal retirement age of 65:



                                           ANNUAL NORMAL PENSION BENEFITS FOR
                                               YEARS OF SERVICE SHOWN(2)
                                        ----------------------------------------
      AVERAGE ANNUAL
  PENSION EARNINGS(1)(3)                  5     10     20     30     40     50
--------------------------------------------------------------------------------
 50,000................................ 2,810  5,621 11,242 16,863 20,000 25,000
 100,000............................... 6,060 12,121 24,242 36,363 42,423 50,000
 150,000............................... 9,310 18,621 37,242 55,863 65,173 75,000
 200,000............................... 9,960 19,921 39,842 59,763 69,723 80,000
 250,000............................... 9,960 19,921 39,842 59,763 69,723 80,000
 300,000............................... 9,960 19,921 39,842 59,763 69,723 80,000
 350,000............................... 9,960 19,921 39,842 59,763 69,723 80,000
 400,000............................... 9,960 19,921 39,842 59,763 69,723 80,000

--------
(1) Section 401(a)(17) of the Internal Revenue Code limits the annual compensation which can be recognized in a qualified pension plan. The current limit for 1997 is $160,000. Executives who participate in the Company's nonqualified supplemental retirement plans will receive pension benefits calculated on their entire annual compensation. (2) Section 415 of the Internal Revenue Code currently limits the annual benefits to $130,000 for retirement under the Plan after December 31, 1997. Executives who participate in the Company's nonqualified supplemental retirement plans may receive pension benefits in excess of such limits.
(3) Bonus compensation paid to certain executive and management employees pursuant to the Bonus Plan is included in the employees' compensation base for purposes of determining Average Annual Pension Earnings.

CONSULTING AGREEMENTS

  The Company entered into a consulting agreement with Mr. J. Philippe Latreille, former executive vice-president of the Company, for a term of two years pursuant to which Mr. Latreille will provide consulting services to the Company in return for an annual compensation of $100,000. In addition, Mr. Latreille's group life insurance coverage ($495,000), medical and dental coverage will be continued by the Company through the terms of the agreement. Mr. Latreille's options will continue to vest through the end of the agreement and will terminate in their entirety on January 1, 2001.

  The Company entered into a consulting agreement with Mr. Michael A. Lupo. former executive vice-president of the Company, for a term of one year, renewable annually by the Chairman of the Board of Directors pursuant to which Mr. Lupo will provide consulting services to the Company in return for an annual compensation of $50,000. In addition, Mr. Lupo is entitled to a life insurance coverage of $2,500 and the Company will continue to pay all expenses with respect to the leasing of a vehicle for Mr. Lupo. Mr. Lupo's options will continue to vest and will terminate on January 1, 2001.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During the Company's fiscal year ended December 31, 1997, Messrs. George W. Peck IV and Samuel P. Frieder served as members of the Compensation Committee of the Board of Directors. Messrs. Peck and Frieder both are currently limited partners of Kohlberg & Co. Currently, affiliates of Kohlberg & Co. hold 40% of the outstanding Common Stock of the Company.

REPORT OF COMPENSATION COMMITTEE

 The Committee

  The three-member Compensation Committee of the Company's Board of Directors is responsible for annually recommending to the Board of Directors the cash and stock option compensation payable to the Company's executive officers. Compensation decisions by the Compensation Committee are submitted to the Board of Directors for approval.

  The Committee's primary goal is to have the Company's executive officers compensation program structured and implemented in a manner that recognizes the Company's need to retain and attract the caliber of executive needed to compete in the highly competitive business in which it operates.

 Compensation Structure

  The key components of the compensation of the Company's Chief Executive Officer and other officers are base salary, annual bonus and the issuance of stock option incentives, from time to time. The objective of the Company is to create a compensation package that provides both short-term rewards and long-term incentives for positive individual and corporate performance.

 Base Salaries

  Every other year, based on comparisons with peer group companies and other industry data, the Chief Executive Officer recommends to the Compensation Committee base salary adjustments for the officers of the Company. On a periodic basis, the Chief Executive Officer's base salary is reviewed by the Compensation Committee and adjusted as deemed necessary. Based on recommendations made by the Chief Executive Officer and the Compensation Committee the Board of Directors approved base salary adjustments for the officers of the Company to be effective January 1, 1998. There were no other base salary increases issued to the Chief Executive Officer or officers of the Company during 1997.

 Bonuses

  The objective of the Company is to emphasize positive short-term corporate performance with an annual bonus program. Each of the executive officers (as well as other key employees) participates in a bonus program that provides for annual bonus awards contingent on the achievement of certain performance targets based on earnings before interest and taxes of the Company. The bonus payout is determined as a percentage of the participant's base salary (not to exceed 100%) based upon the achievement of targets which are related to the improvement in earnings as compared to the Company's annual operating plan and prior year's earnings.

 Stock Options Incentives

  The third component of the Company's executive compensation is comprised of a stock option plan. Whereas the cash bonus payments are intended to reward for positive short-term corporate performance, grants under the stock option plan are intended to provide the executives with longer term incentives which appreciate in value with the continued favorable future performance of the Company. Options are granted at fair market value and vest 50% on each of the second and fourth anniversaries of the grant date of the option and expire 10 years from the date of issuance.

  The Company's executive officers (as well as other key employees) also participate in the Company's nonqualified defined benefit pension plan.

               The Compensation Committee

               Nelson J. Rohrbach
               George W. Peck IV
               Samuel P. Frieder